UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number 32297

CPFL Energy Incorporated

(Translation of Registrant’s name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

INCORPORATION BY REFERENCE

This report on Form 6-K is incorporated by reference in our registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission on April 24, 2019 (File No. 333-231000), and it shall be deemed to be a part thereof.

EXHIBIT INDEX

Exhibit 1.1

International Underwriting and Placement Facilitation Agreement, dated June 12, 2019, among CPFL Energia S.A., Itau BBA USA Securities, Inc., Santander Investment Securities Inc., Banco Bradesco BBI S.A., BTG Pactual S.A. — Cayman Branch and Morgan Stanley & Co. LLC.

Exhibit 5.1	Opinion of Pinheiro Neto Advogados, Brazilian legal counsel to CPFL Energia S.A.

Exhibit 23.1	Consent of Pinheiro Neto Advogados, Brazilian legal counsel to CPFL Energia S.A. (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CPFL ENERGIA S.A.

June 14, 2019	By:	/s/ Yuehui Pan
Name: Yuehui Pan
Title: Chief Financial Officer and Head of Investor Relations